Exhibit 99.1

ARRANGEMENT AGREEMENT

Among

ENERPLUS RESOURCES FUND

and

ENERMARK INC.

and

FOCUS ENERGY TRUST

and

FET RESOURCES LTD.

Effective December 2, 2007

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TABLE OF CONTENTS
(Continued)

Page
ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS
6.1	Enerplus Damages	52
6.2	Liquidated Damages	53
ARTICLE 7
AMENDMENT
7.1	Amendment of Agreement	54
7.2	Amendment of Plan of Arrangement	54
7.3	Alternative Transaction	54
ARTICLE 8
TERMINATION
8.1	Termination	55
ARTICLE 9
NOTICES
9.1	Notices	55
ARTICLE 10
GENERAL
10.1	Binding Effect	56
10.2	Assignment	56
10.3	Disclosure	56
10.4	Costs	57
10.5	Severability	57
10.6	Further Assurances	57
10.7	Time of Essence	57
10.8	Governing Law	57
10.9	Waiver	57
10.10	Third Party Beneficiaries	58
10.11	Obligations	58
10.12	Counterparts	59

EXHIBIT A - PLAN OF ARRANGEMENT

- ii -

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 2nd day of December, 2007,

AMONG:

ENERPLUS RESOURCES FUND, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "Enerplus")

- and -

ENERMARK INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "EnerMark")

- and -

FOCUS ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "Focus")

- and -

FET RESOURCES LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "FET Resources")

WHEREAS:

A.                       The Parties originally entered into the Original Agreement and now desire, in accordance with Section 2 of the Original Agreement, to enter into this Agreement to implement the merger of Enerplus and Focus and the other transactions contemplated by the Original Agreement, which Agreement shall supersede and replace the Original Agreement;

B.                       The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.                       The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means any inquiry or the making of any proposal to Focus or FET Resources or the Focus Unitholders and/or Focus Exchangeable LP Holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of the Securities Act (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or the Focus Securityholders of 20% or more of the voting securities of Focus or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under this Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"Aggregate Equivalent Vote Amount" means, with respect to any matter, proposition or question which the holder of the Focus Special Voting Right is entitled to vote upon, consent to, or otherwise act upon at a meeting of Focus Unitholders and the holder of the Focus Special Voting Right, the number of votes that the holder of the Focus Special Voting Right would be entitled to had the Focus Exchangeable LP Unitholders exchanged all of the Focus Exchangeable LP Units then held by such holders for Focus Units immediately prior to the record date set for such meeting;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Applicable Canadian Securities Laws", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Focus Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"Closing Time" shall be 10:00 a.m. (Calgary time) on the Effective Date, unless otherwise agreed to by Enerplus and Focus;

"Code" has the meaning ascribed thereto in Section 2.6;

"Combination Transactions" has the meaning ascribed thereto in Section 2.6;

"Competition Act" means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended;

"Confidentiality Agreement" means the mutual confidentiality and standstill agreement dated November 7, 2007 between Focus and Enerplus;

"Continuing Employees" has the meaning set forth in Section 2.4(a);

"Court" means the Court of Queen's Bench of Alberta;

"D&M" means DeGolyer and MacNaughton, independent geological and petroleum engineering consultants;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

"EnerMark" means EnerMark Inc., a corporation amalgamated under the ABCA and an indirect wholly-owned Subsidiary of Enerplus;

"Enerplus" means Enerplus Resources Fund, a trust organized under the laws of the Province of Alberta and governed by the Enerplus Trust Indenture;

"Enerplus Balance Sheet" has the meaning ascribed thereto in Section 4.1(p);

"Enerplus Board" means the board of directors of EnerMark as it may be comprised from time to time;

"Enerplus Credit Facilities" means, collectively: (i) the unsecured, covenant based, extendible three year term syndicated credit facility with an aggregate borrowing limit of $1.0 billion that has been extended to November 2010; and (ii) the Enerplus Senior Unsecured Notes;

"Enerplus Damages Event" has the meaning set forth in Section 6.1;

"Enerplus DRIP" means the distribution reinvestment and optional unit purchase plan of Enerplus;

"Enerplus Employment Agreements" means the executive employment agreements between EnerMark and each of its senior officers;

"Enerplus Financial Statements" means, collectively, the audited comparative consolidated financial statements of Enerplus as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon, and the unaudited comparative consolidated financial statements of Enerplus as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"Enerplus Incentive Plans" means, collectively, Enerplus': (i) Trust Unit Rights Incentive Plan; (ii) Executive Full Value Unit Plan; (ii) Employee Full Value Unit Plan; (iv) Employee Performance Incentive Plan; (v) 2006 Employee Performance Incentive Plan; (vi) Restricted Unit Long-Term Incentive Plan; (vii) Executive Performance Trust Unit Plan; (viii) Employee Performance Trust Unit Plan; and (ix) Executive Restricted Trust Unit Plan;

"Enerplus Information" means the information to be included in the Focus Information Circular describing Enerplus and its business, operations and affairs;

"Enerplus Employee Plans" has the meaning ascribed thereto in Section 4.1(v);

"Enerplus Reserve Reports" has the meaning ascribed thereto in Section 4.1(y);

"Enerplus Senior Unsecured Notes" means the US$229 million principal amount of senior unsecured notes issued by EnerMark;

"Enerplus Trust Indenture" means the amended and restated trust indenture dated effective as of November 8, 2007 among EnerMark, Enerplus Resources Corporation and the Enerplus Trustee;

"Enerplus Trustee" means CIBC Mellon Trust Company, in its capacity as the trustee under the Enerplus Trust Indenture;

"Enerplus Unitholders" means the holders from time to time of Enerplus Units;

"Enerplus Units" means the trust units of Enerplus;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"FET Resources" means Focus Resources Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Focus;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Focus Securityholders, the Enerplus Arrangement Parties (as defined in the Plan of Arrangement) and the Focus Arrangement Parties (as defined in the Plan of Arrangement), as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Focus" means Focus Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Focus Trust Indenture;

"Focus Balance Sheet" has the meaning ascribed thereto in Section 4.2(p);

"Focus Board" means the board of directors of FET Resources as it may be comprised from time to time;

"Focus Change of Control Payments" has the meaning ascribed thereto in Section 2.4(c);

"Focus Credit Facilities" means Focus' secured, revolving, syndicated credit facility with an aggregate borrowing limit of $350 million with a 364-day revolving period ending June 24, 2008 (whereupon it may be renewed for a further 364-day term subject to review by the lenders and if not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term), plus a $15 million demand operating line of credit;

"Focus Disclosure Letter" means the disclosure letter dated effective December 2, 2007 from Focus and FET Resources to Enerplus and EnerMark;

"Focus DRIP" means the distribution reinvestment and optional unit purchase plan of Focus;

"Focus Employee Plans" has the meaning ascribed thereto in Section 4.2(w);

"Focus Employees" means the employees of Focus' Subsidiaries;

"Focus Employment Agreements" means the employment agreements between FET Resources and each of its senior officers;

"Focus Exchangeable LP Unit Agreements" means, collectively: (i) the Focus LP Agreement, including the Exchangeable Securities Provisions attached thereto; (ii) the support agreement dated as of June 27¸ 2006 among Focus, Focus Commercial Trust, Focus LP, and FET Management Ltd., and (iii) the voting and exchange trust agreement dated as of June 27¸ 2006 among Focus, Focus LP, and Valiant Trust Company;

"Focus Exchangeable LP Units" means the Class B limited partnership units of Focus, which are non-transferable and are exchangeable for no additional consideration into Focus Units on a one-for-one basis;

"Focus Exchangeable LP Unitholders" means the holders from time to time of Focus Exchangeable LP Units;

"Focus Fairness Opinion" has the meaning set forth in Section 4.2(v) hereof;

"Focus Financial Statements" means, collectively, the audited comparative consolidated financial statements of Focus as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Focus as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"Focus Incentive Plans" means, collectively, the Focus Unit Award Incentive Plan and the Focus TURIP;

"Focus Information" means the information to be included in the Focus Information Circular describing Focus and its business, operations and affairs and the matters to be considered at the Focus Meeting;

"Focus Information Circular" means the information circular of Focus to be sent by Focus to the Focus Securityholders in connection with the Focus Meeting;

"Focus LP" means Focus Limited Partnership, a limited partnership organized under the Laws of Alberta;

"Focus LP Agreement" means the limited partnership agreement dated as of June 21, 2006 among FET Management Ltd., as general partner, Focus Commercial Trust and each Person who from time to time is accepted as and becomes a limited partner pursuant thereto, as amended, supplemented or restated;

"Focus Material Agreements" means, collectively, the Focus Trust Indenture, the Focus Exchangeable LP Unit Agreements, the Focus Unit Award Incentive Plan, the Focus TURIP, the Focus Credit Facilities and those other documents and agreements listed under the heading "Material Contracts" in Focus' annual information form for the year ended December 31, 2006 dated March 21, 2007;

"Focus Meeting" means the special meeting of Focus Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"Focus Reserve Reports" has the meaning ascribed thereto in Section 4.2(aa);

"Focus Rights" means, collectively, all rights to receive or acquire Focus Units under the Focus Incentive Plans;

"Focus Securities" means, collectively, the Focus Units and the Focus Exchangeable LP Units;

"Focus Securityholders" means, collectively, the Focus Unitholders and the Focus Exchangeable LP Unitholders (and where the term "Focus Securityholders" is used in the context of the voting or approval of the Focus Securities, shall be deemed to include the Focus Exchangeable LP Unitholders voting or approving the applicable matter through the holder of the Focus Special Voting Right);

"Focus Special Voting Right" means the special voting right of Focus which entitles the holders of record of the Focus Exchangeable LP Units to a number of votes of the Focus Meeting equal to the Aggregate Equivalent Vote Amount;

"Focus Trust Indenture" means the trust indenture dated as of July 15, 2002 between Storm Energy Inc. (a predecessor to FET Resources) and the Focus Trustee, as amended;

"Focus Trustee" means Valiant Trust Company, in its capacity as the trustee under the Focus Trust Indenture;

"Focus TURIP" means the Trust Unit Rights Incentive Plan of Focus effective August 23, 2002 as amended as of May 17, 2007;

"Focus Unit Award Incentive Plan" means, collectively, the Unit Award Incentive Plan of Focus effective March 26, 2007 and the Schedule of Performance Multipliers made pursuant to such plan;

"Focus Unitholders" means the holders from time to time of Focus Units;

"Focus Units" means the trust units of Focus;

"GAAP" has the meaning ascribed thereto in Section 1.7;

"GLJ" means GLJ Petroleum Consultants Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp.), and the regulations promulgated thereunder, as amended from time to time;

"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof; or (v) any changes or effects arising from matters permitted or contemplated by this Agreement, the Focus Disclosure Letter or consented to or approved in writing by the Other Party;

"Material Subsidiary" means a Subsidiary, the total assets of which constitute more than 5% of the consolidated assets of Enerplus or Focus (as applicable) as at September 30, 2007, or the total revenues of which constitute more than 5% of the consolidated revenues of Enerplus or Focus (as applicable) for the nine month period ended September 30, 2007;

"NYSE" means the New York Stock Exchange;

"Original Agreement" means the letter agreement dated December 2, 2007 among Enerplus, EnerMark, Focus and FET Resources;

"Other Party" means: (i) with respect to Enerplus and EnerMark, Focus and FET Resources; and (ii) with respect to Focus and FET Resources, Enerplus and EnerMark;

"Paddock" means Paddock Lindstrom Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means Enerplus and EnerMark or Focus and FET Resources, as the case may be;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

"Profico Financial Statements" means, collectively, the audited comparative consolidated financial statements of Profico Energy Management Ltd. as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Profico Energy Management Ltd. as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

"Public Record" means all information filed by either Enerplus or Focus, as the case may be, after December 31, 2006 with any Securities Authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"Sproule" means Sproule Associates Limited, independent geological and petroleum engineering consultants of Calgary, Alberta;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Enerplus or Focus, as the case may be);

"Superior Proposal" has the meaning set forth in Section 3.4(b)(v)(A);

"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Enerplus or Focus (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Returns" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"TCP" means "taxable Canadian property" for the purpose of paragraph 132(7)(a) of the ITA;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including without limitation the Original Agreement.

1.6	Currency

All references to "$" or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Enerplus, include disclosure to Enerplus or its representatives, or in the case of disclosure to Focus, include disclosure to Focus or its representatives.

1.9	Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Trust Power and Capacity

In this Agreement references to the power and capacity of Enerplus and Focus, as the case may be, are deemed to be references to that of the Enerplus Trustee and the Focus Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta, and pursuant to the powers of the trustees specified in the Enerplus Trust Indenture and the Focus Trust Indenture, respectively.

1.11	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A       -       Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1	Plan of Arrangement

(a)
The Parties agree to carry out the Arrangement pursuant to which (among other things): (i) Focus Unitholders shall receive, for each Focus Unit held, 0.425 of an Enerplus Unit; and (ii) Focus Exchangeable LP Unitholders will not exchange Focus Exchangeable LP Units for Enerplus Units pursuant to the Arrangement, but following completion of the Arrangement such Focus Exchangeable LP Units will instead become exchangeable for Enerplus Units on the basis that each Focus Exchangeable LP Unit shall be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit in accordance with the terms of the Focus Exchangeable LP Unit Agreements; all as more particularly described in the Plan of Arrangement attached as Exhibit A hereto.

(b)	The Arrangement has been and shall continue to be structured:

(i)
to allow Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes, unless a Focus Unitholder elects to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out on a taxable basis for Canadian federal income tax purposes; and

(ii)	such that the issuance of the Enerplus Units under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

(c)
Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark, file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Focus Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and related matters to be considered at the Focus Meeting.

(d)
Provided all necessary approvals for the Arrangement Resolution are obtained from the Focus Securityholders, Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark, submit the Arrangement to the Court and apply for the Final Order.

(e)
Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Enerplus and EnerMark on the one hand and Focus and FET Resources on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2	Interim Order

The Interim Order shall provide that:

(a)	the securities of Focus for which holders shall be entitled to vote on the Arrangement Resolution at the Focus Meeting shall be the Focus Units and the Focus Special Voting Right;

(b)
the Focus Unitholders and the holder of the Focus Special Voting Right shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Focus Unitholder being entitled to one vote for each Focus Unit held by such holder and the holder of the Focus Special Voting Right being entitled to that number of votes equal to the Aggregate Equivalent Vote Amount; and

(c)
the requisite majority for the approval of the Arrangement Resolution shall be: (i) two thirds of the votes cast by the Focus Unitholders and the holder of the Focus Special Voting Right present in person or by proxy at the Focus Meeting; and (ii) if required, a majority of the votes cast by the Focus Unitholders and the holder of the Focus Special Voting Right present in person or by proxy, after excluding the votes by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501.

2.3	Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, Focus and FET Resources shall, with assistance from and the participation of Enerplus and EnerMark: (i) prepare the Focus Information Circular and cause such circular to be mailed to the Focus Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and (ii) convene and hold the Focus Meeting, at which meeting the Arrangement Resolution shall be submitted to the Focus Securityholders entitled to vote upon such resolution for approval.

2.4	Employees

(a)
Unless otherwise agreed among the Parties, EnerMark will, in accordance with Section 3.1(c), not less than one week prior to the Effective Date, determine the Focus Employees who will either be offered employment with EnerMark or be provided with confirmations of employment, as the case may be (such Focus Employees being the "Continuing Employees"). The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

(b)
In the event that the employment of any Focus Employee is not continued as a Continuing Employee by EnerMark and such employee is thereby entitled to a severance payment, or such employee is otherwise entitled to a severance payment at law, the amount of such severance payment shall be agreed on by the Parties, acting reasonably.

(c)
The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Focus Incentive Plans and the Focus Employment Agreements. The Focus Disclosure Letter includes a bona fide, good faith estimate by Focus as of the date hereof, having regard to the assumptions set forth therein, of all obligations of Focus pursuant to all employment or consulting services agreements (other than those consulting agreement contemplated in Section 5.2(h)), termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Focus incentive plan (including, without limitation, the Focus Incentive Plans and the Focus Employment Agreements), arising out of or in connection with the Arrangement (collectively, the "Focus Change of Control Payments").  For greater certainty, the Focus Change of Control Payments disclosed in the Focus Disclosure Letter exclude any severance payments that may become payable as a result of the events described in Section 2.4(b), other than pursuant to the Focus Employment Agreements.

(d)	(i)
The Parties agree that upon approval of the Arrangement by Focus Securityholders, and prior to the Effective Date, all outstanding unit and right entitlements under the Focus Incentive Plans may be amended, to the extent necessary, to allow the payment of all such entitlements in cash. In calculating the cash entitlement under the Focus Unit Award Incentive Plan, Focus shall use the five day volume weighted average trading price of the Focus Units during the five trading days ending on the second Business Day immediately prior to the Effective Date (the "VWAP"), and in calculating the cash entitlement under the Focus TURIP, Focus shall use the VWAP less the exercise price (adjusted for the February 15, 2008 distribution payment).  In addition, Focus may purchase and cancel all of the "out-of-the-money" rights under the Focus TURIP at an amount of not more that $0.01 per right.  To the extent that the holders do not elect to receive cash under the Focus Incentive Plans, as so amended, such entitlements shall be paid in Focus Units issued from treasury.  To the extent that all of the holders of rights under the Focus TURIP do not exercise such rights, elect to receive cash or sell to Focus the "out-of-the-money" rights, the rights outstanding under the Focus TURIP plan shall be amended such that holders of rights shall only be entitled receive Enerplus Units upon the exercise of such rights, adjusted in accordance with the exchange ratio set forth in Section 2.1(a).

(adjusted for the February 15, 2008 distribution payment).  In addition, Focus may purchase and cancel all of the "out-of-the-money" rights under the Focus TURIP at an amount of not more that $0.01 per right.  To the extent that the holders do not elect to receive cash under the Focus Incentive Plans, as so amended, such entitlements shall be paid in Focus Units issued from treasury.  To the extent that all of the holders of rights under the Focus TURIP do not exercise such rights, elect to receive cash or sell to Focus the "out-of-the-money" rights, the rights outstanding under the Focus TURIP plan shall be amended such that holders of rights shall only be entitled receive Enerplus Units upon the exercise of such rights, adjusted in accordance with the exchange ratio set forth in Section 2.1(a).

(ii)
The Parties agree that the Focus Change of Control Payments that are payable in cash shall be paid to the Focus Employees entitled thereto in accordance with their terms and in any event as soon as practicable following the Effective Time concurrent with the execution of releases in substantially the forms thereof appended to the Focus Employment Agreements.

(e)
The Parties acknowledge that the Arrangement will not result in a "change of control" or any other form of accelerated vesting for the purposes of the Enerplus Incentive Plans and any executive employment or change of control agreements applicable to the employees of Enerplus and its Subsidiaries or the directors of EnerMark (including the Enerplus Employment Agreements) and will not constitute a "change of control" or result in accelerated vesting for the purposes of any other employment or consulting services agreement, incentive, bonus or similar plan.

(f)
The Parties agree that is the current intention of Enerplus and EnerMark to appoint two of the current directors of FET Resources to the Enerplus Board at the Effective Time, such individuals currently anticipated to be Mr. David P. O'Brien and Mr. Clayton H. Woitas.

2.5	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.  The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about February 13, 2008 or as soon thereafter as reasonably practicable and in any event by February 28, 2008.  The parties agree that the Effective Date will not occur prior during the period from January 31, 2008 to February 10, 2008 inclusive.

2.6	United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement ("Combination Transactions"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "Code").  This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).  Each Party agrees that it shall: (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes; (b) treat the Combination Transactions as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code; and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions.  Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Focus and the Focus Unitholders.

2.7	Post-Closing Wind-up

On the date after the Effective Date, Enerplus shall cause Focus to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Focus as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Enerplus shall be the sole unitholder and equity holder in Focus.  Furthermore, Focus shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1	Covenants of Enerplus and EnerMark

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Focus (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Enerplus' affairs and the business of EnerMark and each of Enerplus' other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement, and further provided that this Section 3.1(a) shall not restrict Enerplus or any Subsidiary of Enerplus from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any oil and/or natural gas assets or properties or of the security interests in any person engaged in the oil and/or natural gas business in any manner, including other than in the usual and ordinary course consistent with past practices, and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus;

(b)
Enerplus shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except with respect to (A) the amendment and restatement of the Enerplus Trust Indenture to clarify Enerplus' eligibility for the "direct registration system" requirement for U.S.-listed issuers, and (B) the amendment to the articles of amalgamation of EnerMark to increase the maximum number of directors of EnerMark, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions not to exceed $0.42 per Enerplus Unit (it being understood that Enerplus has no current intention to change its distribution policy); (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Enerplus Trust Indenture); (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that this Section 3.1(b) shall not restrict Enerplus or any of Enerplus' Subsidiaries from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to the acquisition or disposition of any oil and/or natural gas assets or properties or of the security interests in any Person engaged in the oil and/or natural gas business in any manner, including by doing any of the things specifically enumerated herein and provided that the doing of any such thing does not have a Material Adverse Effect on Enerplus;

(c)
EnerMark will, not less than one week prior to the Effective Date, determine the list of Focus Employees who will not be Continuing Employees and the amounts payable in respect of severance obligations to those Focus Employees who will not be Continuing Employees, if any, and will, on or before the Effective Date, provide offers or continuations of employment, as the case may be, to be made to the Continuing Employees;

(d)
Enerplus shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(e)
Enerplus shall promptly notify Focus in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Enerplus, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Enerplus in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and Enerplus shall in good faith discuss with Focus any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Enerplus, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Focus pursuant to this provision;

(f)
Enerplus shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Focus on or prior to the Effective Date;

(g)
Enerplus shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Enerplus;

(h)
Enerplus will assist Focus in the preparation of the Focus Information Circular and provide to Focus, in a timely manner, all information as may be reasonably requested by Focus with respect to Enerplus for inclusion in the Focus Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Focus to meet the standard referred to in Section 3.2(q) with respect to Enerplus and the Arrangement;

(i)
Enerplus shall indemnify and save harmless Focus and the directors, officers and agents of Focus and FET Resources, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Focus or FET Resources, or any director, officer or agent thereof, may be subject or which Focus or FET Resources, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)
any misrepresentation or alleged misrepresentation contained solely in the Enerplus Information included in the Focus Information Circular or in any material filed by Enerplus in compliance or intended compliance with any Applicable Laws;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Enerplus in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Enerplus Units; and

(iii)	Enerplus not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Enerplus shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Focus Information included in the Focus Information Circular, on information provided by Focus for inclusion in the Focus Information Circular or the negligence of Focus;

(j)
except for non-substantive communications with securityholders, Enerplus will furnish promptly to Focus or Focus' counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Enerplus in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(k)
Enerplus will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Enerplus in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(l)
if required, for so long as (i) any "affiliate" (as such term is defined in Rule 405 under the U.S. Securities Act) of Focus (determined immediately prior to the Closing Time) holds Enerplus Units that were received in exchange for its Focus Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Enerplus Units by such affiliate within the United States, Enerplus shall make available adequate current public information with respect to Enerplus as contemplated by Rule 144(c) under the U.S. Securities Act;

(m)
prior to the Effective Date, Enerplus will: (i) make application to list the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE, and (ii) use its reasonable commercial efforts to obtain approval for the listing of such Enerplus Units on the TSX and on the NYSE; and

(n)
Enerplus shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Enerplus shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2	Covenants of Focus and FET Resources

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Enerplus (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Focus' affairs and the business of FET Resources and each of Focus' other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Focus shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.14 per Focus Unit and Focus Exchangeable LP Unit; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions (and for greater certainty, the only distribution record dates occurring from the date hereof until February 28, 2008 inclusive are December 31, 2007 and January 31, 2008); (iv) issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Focus or any of its Subsidiaries (other than to Focus or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of Focus Units pursuant to the exercise of currently outstanding  Focus Rights or pursuant to the Focus DRIP; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Focus Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Focus will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record): (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $3 million or $10 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $3 million individually or $10 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Enerplus or EnerMark prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Focus or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Focus as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as disclosed to Enerplus and EnerMark in writing in the Focus Disclosure Letter, acquire any assets with an acquisition cost in excess of $3 million individually or $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Focus Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, neither Focus nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)
except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, Focus shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and except pursuant to the Focus Change of Control Payments;

(f)
except so as to permit the acceleration of the vesting of currently outstanding Focus Rights and the payment of the Focus Change of Control Payments as contemplated by Section 2.4, Focus shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements (including the Focus Incentive Plans and the Focus Rights); or (v) advance any loan to any officer, director or any other party not at arm's length to Focus and its Subsidiaries;

(g)
each of Focus and FET Resources shall use its commercially reasonable efforts to ensure that all outstanding Focus Rights are either paid, issued, terminated, expired or surrendered prior to the Effective Time, provided that, other than as contemplated by Section 2.4, Focus and FET Resources shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Focus Rights, except to permit the accelerated vesting of Focus Rights (if required) and to cause the payment, issue, cancellation, termination, expiry or surrender of the Focus Rights prior to the Effective Time without payment therefor;

(h)
Focus shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Focus will pay all premiums in respect of such insurance policies that become due after the date hereof;

(i)
each of Focus and FET Resources shall use reasonable commercial efforts to cause the resignation of each of the directors and officers of FET Resources immediately following the Effective Time and to cause such directors and officers to provide releases in substantially the form appended to the Focus Employment Agreements;

(j)	Focus shall suspend or terminate the Focus DRIP prior to the record date of January 31, 2008 for the distribution to be paid in February 15, 2008;

(k)
Focus shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l)
Focus shall promptly notify Enerplus in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Focus, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Focus in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Focus shall in good faith discuss with Enerplus any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Focus, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Enerplus pursuant to this provision;

(m)
Focus shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n)
Focus shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Enerplus on or prior to the Effective Date;

(o)
Focus shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Focus;

(p)
Focus shall convene and hold the Focus Meeting, at which meeting the Arrangement Resolution shall be submitted to the Focus Securityholders entitled to vote upon such resolution for approval, and Focus shall provide notice to Enerplus of the Focus Meeting and allow Enerplus' representatives to attend such meeting;

(q)
subject to compliance by Enerplus with Section 3.1(h), Focus will ensure that the Focus Information Circular provides Focus Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Enerplus Information in the Focus Information Circular in the form approved by Enerplus, acting reasonably, and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by Focus or Enerplus that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Focus Board that the Arrangement is fair to Focus Securityholders and is in the best interests of Focus and Focus Securityholders, and include the unanimous recommendation of the Focus Board that the Focus Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Focus' financial advisor dated as of the date of the Focus Information Circular that the consideration to be received by the Focus Securityholders under the Arrangement is fair, from a financial point of view, to Focus Securityholders; provided that, notwithstanding the covenants of Focus in this subsection, prior to the completion of the Arrangement, the Focus Board may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Focus Board, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Focus Board and, if applicable, provided the Focus Board shall have complied with the provisions of Sections 3.4 and 6.1;

(r)
Focus shall indemnify and save harmless Enerplus and the directors, officers and agents of Enerplus and EnerMark, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Enerplus or EnerMark, or any director, officer or agent thereof, may be subject or which Enerplus or EnerMark, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Focus Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Focus Information Circular or in any material filed by or on behalf of Focus in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Focus Units; and

(iii)	Focus not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Focus shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Enerplus Information included in the Focus Information Circular or the negligence of Enerplus;

(s)
except for proxies and other non-substantive communications with securityholders, Focus will furnish promptly to Enerplus or Enerplus' counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Focus in connection with: (i) the Arrangement; (ii) the Focus Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t)
Focus shall solicit proxies to be voted at the Focus Meeting in favour of matters to be considered at the Focus Meeting, including the Arrangement Resolution, provided that Focus may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(u)
Focus shall use reasonable commercial efforts to cause the mailing of the Focus Information Circular to Focus Securityholders by January 5, 2008 and in any event by January 22, 2008, and Focus shall conduct the Focus Meeting in accordance with the Focus Trust Indenture and any other instrument governing the Focus Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(v)
Focus will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Focus in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(w)
in the event that dissent rights are given to Focus Securityholders under the terms of the Interim Order, Focus shall promptly advise Enerplus of the number of Focus Securities for which Focus receives notices of dissent or written objections to the Arrangement and provide Enerplus with copies of such notices and written objections;

(x)	prior to the Effective Date, Focus will cooperate with Enerplus in making application to list the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and on the NYSE;

(y)
Focus shall use reasonable commercial efforts to cause all Focus Rights to be exercised, paid surrendered or cancelled prior to the Effective Time, including to obtain agreements from holders of Focus Rights to agree to so exercise, pay, surrender or cancel such Focus Rights; and

(z)
Focus shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Focus shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Enerplus, EnerMark, Focus and FET Resources will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)
to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement, including, without limitation, including under the Competition Act and the Investment Canada Act, and each of the Parties  will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, assisting with the preparation and filing of any applications;

(d)
to cooperate such that EnerMark (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Enerplus and Focus, acting reasonably, pursuant to which EnerMark shall agree that, for a period of six years after the Effective Date, EnerMark shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Enerplus and Focus (provided that EnerMark may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of EnerMark and FET Resources with respect to claims arising from facts or events which occurred before the Effective Date, or such that Focus shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Enerplus and EnerMark, acting reasonably;

(e)
to ensure that the aggregate value of Enerplus' TCP following completion of the Agreement is not greater than 7% of the aggregate fair market value of the issued and outstanding Enerplus Units at such time; and

(f)
to cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that: (i) Focus and FET Resources shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to to be received under the Arrangement by the Focus Securityholders; and (ii) Enerplus and EnerMark shall not be obligated to consent or agree to any structuring that: (A) could have an adverse effect on its "mutual fund trust" status under the ITA or its level of ownership of property that is TCP; (B) has the effect of increasing the consideration to be paid by Enerplus under the Arrangement; or (C) that would reduce, for the purposes of the ITA, the aggregate cost amount of assets held directly by Focus to less than $1.1 billion, and each of Enerplus and Focus will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of EnerMark and FET Resources, subject in all cases to the Confidentiality Agreement.

3.4	Focus and FET Resources Covenants Regarding Non-Solicitation

(a)
Focus and FET Resources shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET Resources relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)
Neither Focus or FET Resources shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, Focus and FET Resources and their officers, directors and advisers may:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Focus or FET Resources or any of their officers, directors or employees or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below), may furnish to such third party information concerning Focus or FET Resources and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and the constating documents of Focus (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus and FET Resources provide prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET Resources shall notify the Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Enerplus, copies of all information provided to such Party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi)
comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under Applicable Laws and Focus and FET Resources comply with their obligations set forth in Section 3.4(c) and terminate this Agreement in accordance with Section 8.1(d), and concurrently therewith pay the amount required by Section 6.1 to Enerplus.

(c)
Following receipt of a Superior Proposal, Focus and FET Resources shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET Resources agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period Focus and FET Resources shall, and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Focus and FET Resources to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Enerplus and EnerMark propose to amend this Agreement and the Arrangement to provide the Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advise the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)
Enerplus and EnerMark agree that all information that may be provided to them by Focus and FET Resources with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under this Agreement in legal proceedings.

(e)
Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party's officers, directors, employees, investment bankers, advisers or representatives.

3.5	Provision of Information; Access

From and after the date hereof, Focus and FET Resources shall provide Enerplus and EnerMark and their representatives access, during normal business hours and at such other time or times as Enerplus and EnerMark may reasonably request, to their premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Enerplus and EnerMark all information concerning their businesses, properties and personnel as Enerplus and EnerMark may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Enerplus and EnerMark to be in a position to expeditiously and efficiently integrate the businesses and operations of Focus and Enerplus immediately upon but not prior to the Effective Date.  Without limitation, representatives of Enerplus and EnerMark will be permitted to attend FET Resources' weekly operations meetings.  Focus and FET Resources agree to keep Enerplus and EnerMark fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Focus and FET Resources.  Focus and FET Resources shall confer with and obtain Enerplus' and EnerMark's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Enerplus

Each of Enerplus and EnerMark hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Focus and FET Resources and acknowledge that each of Focus and FET Resources is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.1, all references to Enerplus shall be deemed to be references to Enerplus and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)
Organization and Qualification.  Enerplus and each Subsidiary of Enerplus that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  Each Subsidiary of Enerplus that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership.  EnerMark and each other Subsidiary of Enerplus that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted.  Enerplus and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Enerplus.  Copies of the constating documents of Enerplus (including the Enerplus Trust Indenture) made available to Focus or its counsel, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative to this Agreement.  EnerMark has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Enerplus, as applicable, and each of Enerplus and EnerMark has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by Enerplus and EnerMark of the Arrangement have been duly authorized by the Enerplus Board and no other proceedings on the part of Enerplus or EnerMark are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by each of Enerplus and EnerMark and constitutes a legal, valid and binding obligation of each of Enerplus and EnerMark enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries.  Enerplus has no Material Subsidiaries other than EnerMark, Enerplus Resources Corporation, Enerplus Oil & Gas Ltd., Enerplus Commercial Trust and Enerplus Resources (USA) Corporation.

(d)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Enerplus and EnerMark nor the consummation of the Arrangement nor compliance by Enerplus and EnerMark with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Enerplus or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Enerplus Trust Indenture or the articles, by-laws, shareholder agreements or other constating document of Enerplus, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Enerplus is a party or to which it, or any of its properties or assets, may be subject or by which Enerplus is bound (including, without limitation, the agreements and instruments governing the Enerplus Credit Facilities); or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Enerplus or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Enerplus, or significantly impede the ability of Enerplus to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Enerplus; and

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, (A) there is no legal impediment to Enerplus' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Enerplus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Enerplus, or significantly impede the ability of Enerplus to consummate the Arrangement.

(e)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Enerplus and EnerMark, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Enerplus or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Enerplus which, if successful, would reasonably be expected to have a Material Adverse Effect on Enerplus, or would significantly impede the ability of Enerplus to consummate the Arrangement.

(f)	Taxes, etc.

(i)
All Tax Returns required to be filed by or on behalf of Enerplus have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Enerplus with respect to items or periods covered by such Tax Returns.

(ii)
Enerplus has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP.

(iii)
For all periods ended on and after December 31, 2006, Enerplus has made available to Focus true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Enerplus or on behalf of Enerplus relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Enerplus.

(iv)	No material deficiencies exist or have been asserted with respect to Taxes of Enerplus.

(v)
Enerplus is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Enerplus and EnerMark, has such an event been asserted or threatened against Enerplus or any of its assets that would have a Material Adverse Effect on Enerplus. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Enerplus. No audit by tax authorities of Enerplus is in process or pending, to the knowledge of Enerplus, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Enerplus.

(vi)
Enerplus has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Enerplus arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Enerplus.

(g)
Reporting Issuer Status.  Enerplus is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein.  The Enerplus Units are registered pursuant to Section 12 of the U.S. Exchange Act and Enerplus is in material compliance with all applicable U.S. Securities Laws, including the applicable provisions of the Sarbanes Oxley Act of 2002.  The Enerplus Units are listed and posted for trading on the TSX and the NYSE and Enerplus is in material compliance with the rules of the TSX and the NYSE.

(h)
Capitalization.  As of the date hereof, the authorized capital of Enerplus consists of an unlimited number of Enerplus Units, and EnerMark may also authorize the creation and issuance of Special Voting Rights (as defined in the Enerplus Trust Indenture).  As of the date hereof, there were issued and outstanding not more than 130 million Enerplus Units and no Special Voting Rights, and other than: (i) not more than 3.5 million Enerplus Units issuable upon the exercise of rights that are currently issued and outstanding under the Enerplus Trust Unit Rights Incentive Plan, and

(ii) Enerplus Units which may be issued pursuant to the Enerplus DRIP, (the securities listed in Subsections 4.1(h)(i) and (ii) are collectively, the "Enerplus Instruments"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Enerplus of any securities of Enerplus (including Enerplus Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Enerplus (including Enerplus Units).  All outstanding Enerplus Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Enerplus Units issuable pursuant to the Enerplus Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)
Ownership of Subsidiaries.  As of the date hereof, Enerplus is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Enerplus with good title thereto free and clear of any and all encumbrances.  There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Enerplus' Subsidiaries of any securities of Enerplus' Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Enerplus' Subsidiaries.  All outstanding securities of Enerplus' Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)
No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Enerplus Units or any other securities of Enerplus has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Enerplus and EnerMark, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)
Material Agreements.  There are no agreements material to the conduct of Enerplus' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Enerplus is not in material default under any such agreement.

(l)
Filings.  Enerplus has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  EnerMark will deliver to FET Resources, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Enerplus with any Governmental Entity subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by Focus, as to which Enerplus and EnerMark make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)
No Material Adverse Change.  Since January 1, 2007, other than as disclosed in the Public Record: (i) Enerplus has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Enerplus has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Enerplus.

(n)
Books and Records.  The records and minute books of Enerplus and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)
Reports.  As of their respective dates: (i) the Enerplus Financial Statements; (ii) Enerplus' Annual Information Form dated March 12, 2007 (including all documents incorporated by reference therein); (iii) Enerplus' information circular and proxy statement dated March 12, 2007 for the annual general meeting of Enerplus Unitholders held on May 4, 2007; (iv) all Enerplus press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007; (v) Enerplus' annual report of Form 40-F filed with the SEC on March 12, 2007; and (vi) all prospectuses or other offering documents used by Enerplus in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws.  Since January 1, 2007, Enerplus has not filed any material change reports which continue to be confidential.  The Enerplus Financial Statements and other financial statements of Enerplus included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Enerplus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Enerplus on a consolidated basis.  There has been no material change in Enerplus' accounting policies, except as described in the notes to the Enerplus Financial Statements, since January 1, 2006.

(p)	Absence of Undisclosed Liabilities. Enerplus has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Enerplus Financial Statements (the "Enerplus Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Enerplus Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Enerplus Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Enerplus.

(q)
Environmental.  Except as disclosed in the Public Record or disclosed to Focus in writing prior to the date hereof, there have not occurred any material spills, emissions or pollution on any property of Enerplus, nor has Enerplus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Enerplus.  All operations of Enerplus have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Enerplus.  Enerplus is not subject to nor are Enerplus or EnerMark aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Enerplus, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Enerplus.

(r)
Title.  Although they do not warrant title, neither Enerplus nor EnerMark has any knowledge or is aware of any defects, failures or impairments in the title of Enerplus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of Enerplus; or (iii) the current consolidated cash flow of Enerplus.

(s)
Licences.  Except as disclosed in the Public Record, Enerplus has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Enerplus.

(t)
Compliance with Laws.  Enerplus has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on Enerplus or on the ability of Enerplus to consummate the Arrangement.

(u)
Long Term and Derivative Transactions.  Except as disclosed in the Public Record or as otherwise disclosed in writing to Focus prior to the date hereof, Enerplus has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)
Employee Benefit Plans.  Enerplus has made available to Focus or its counsel prior to the date hereof true, complete and correct copies of each employee benefits plan (the "Enerplus Employee Plans") covering active, former or retired employees of Enerplus, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Enerplus Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefore; (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Enerplus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Enerplus and EnerMark, there are no pending or anticipated material claims against or otherwise involving any of the Enerplus Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Enerplus Employee Plan activities) has been brought against or with respect to any Enerplus Employee Plan; (v) all material contributions, reserves or premium payments required to be made to the Enerplus Employee Plans have been made or provided for; and (vi) Enerplus has no material obligations for retiree health and life benefits under any Enerplus Employee Plan.

(w)
Insurance.  Policies of insurance are in force as of the date hereof naming Enerplus as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Enerplus operates.  All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x)
Indebtedness To and By Officers, Directors and Others.  Enerplus is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Enerplus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Enerplus.

(y)
Information to Independent Engineers.  Enerplus and EnerMark have no reason to believe that: (i) the report prepared by Sproule dated February 14, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006; (ii) the report prepared by GLJ dated February 2, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids, natural gas and bitumen reserves and resources and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006; and (iii) the report prepared by D&M dated February 1, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Enerplus as of December 31, 2006 (collectively, the "Enerplus Reserve Reports") and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Focus Information Circular, whether in addition to or as a replacement to the Enerplus Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Enerplus and EnerMark have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports.  Enerplus has provided to Sproule, GLJ and D&M all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Enerplus, in each case as at the effective dates of such reports and, in particular, all material information respecting the interests of Enerplus in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(z)
No Insider Rights.  No director, officer, insider or other party not at arm's length to Enerplus has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Enerplus.

(aa)	No Defaults under Leases and Agreements.

(i)
Enerplus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Enerplus' oil and gas assets to which Enerplus is a party or by or to which Enerplus or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Enerplus.

(ii)	To its knowledge:

(A)	Enerplus is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Enerplus.

(bb)
No Encumbrances.  Enerplus has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(cc)
No Reduction of Interests.  Except as is reflected in the Enerplus Reserve Reports, none of Enerplus' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Enerplus except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Enerplus.

(dd)
Royalties, Rentals and Taxes Paid.  All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Enerplus' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Enerplus.

(ee)	Operation and Condition of Wells. All wells in which Enerplus holds an interest:

(i)
for which Enerplus was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)
for which Enerplus was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Enerplus.

(ff)	Operation and Condition of Tangibles. Enerplus' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which Enerplus was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Enerplus was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Enerplus was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Enerplus was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Enerplus.

(gg)
Brokers and Finders.  Enerplus has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Enerplus as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, as publicly disclosed.  After the payment of such financial obligations to Enerplus' financial advisors, Enerplus will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(hh)
Employment and Officer Obligations.  Other than the Enerplus Employment Agreements, EnerMark's existing employee health and benefit plans and the Enerplus Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Enerplus.  Except as otherwise agreed by the Parties, the obligations of Enerplus under the Enerplus Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Enerplus incentive plan, arising out of or in connection with the Arrangement shall be nil.

(ii)	Mutual Fund Trust. Enerplus is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(jj)	Place of Principal Offices. The principal offices of Enerplus are not located within the United States.

(kk)	Foreign Private Issuer. Enerplus is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ll)
Investment Company and PFIC.  Enerplus is not registered, and to the best of its knowledge is not required to be registered, as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Enerplus believes that it was not, in 2006 and prior years, and does not expect to be in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(mm)	Off-Balance Sheet Arrangements. Enerplus does not have any material "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(nn)
Board Approval.  The Enerplus Board has unanimously approved the Arrangement and approved this Agreement and has unanimously determined that the Arrangement and this Agreement are in the best interests of Enerplus and the Enerplus Unitholders.

(oo)
Disclosure.  To the knowledge of Enerplus, Enerplus has not withheld from Focus any material information or documents concerning Enerplus or any of its Subsidiaries or their respective assets or liabilities during the course of Focus' review of Enerplus and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Focus by Enerplus pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.2	Representations and Warranties of Focus

Each of Focus and FET Resources hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to and in favour of Enerplus and EnerMark and acknowledge that each of Enerplus and EnerMark is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.2, all references to Focus shall be deemed to be references to Focus and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)
Organization and Qualification.  Focus and each Subsidiary of Focus that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  Each Subsidiary of Focus that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership.  FET Resources and each other Subsidiary of Focus that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted.  Focus and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Focus.  Copies of the constating documents of Focus and its Subsidiaries (including the Focus Trust Indenture and the Focus Exchangeable LP Unit Agreements) provided to EnerMark, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative to this Agreement.  FET Resources has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Focus, as applicable, and each of Focus and FET Resources has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder.  The execution and delivery of this Agreement and the consummation by Focus and FET Resources of the Arrangement have been duly authorized by the Focus Board and, subject to the requisite approval of the Focus Securityholders, no other proceedings on the part of Focus or FET Resources are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by each of Focus and FET Resources and constitutes a legal, valid and binding obligation of each of Focus and FET Resources enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries.  Focus has no Material Subsidiaries other than FET Resources, Focus Commercial Trust, Focus LP, FET Operating Partnership, FET Energy LP, Focus B.C. Trust and Tommy Lakes Partnership.

(d)	No Violations. Except with respect to the change of control provisions in the Focus Credit Facilities and FET Resources' office lease agreement or as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Focus and FET Resources nor the consummation of the Arrangement nor compliance by Focus and FET Resources with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Focus or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the Focus Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Focus; or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Focus is a party or to which it, or any of its properties or assets, may be subject or by which Focus is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Focus or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Focus, or significantly impede the ability of Focus to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Focus; and

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, and except for the requisite approval of Focus Securityholders: (A) there is no legal impediment to Focus' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Focus in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Focus, or significantly impede the ability of Focus to consummate the Arrangement.

(e)
Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Focus and FET Resources, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Focus or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Focus which, if successful, would reasonably be expected to have a Material Adverse Effect on Focus, or would significantly impede the ability of Focus to consummate the Arrangement.

(f)	Taxes, etc.

(i)
All Tax Returns required to be filed by or on behalf of Focus have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Focus with respect to items or periods covered by such Tax Returns;

(ii)
Focus has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)
For all periods ended on and after December 31, 2006, Focus has made available to Enerplus true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Focus or on behalf of Focus relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Focus;

(iv)	No material deficiencies exist or have been asserted with respect to Taxes of Focus;

(v)
Focus is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Focus and FET Resources, has such an event been asserted or threatened against Focus or any of its assets that would have a Material Adverse Effect on Focus. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Focus. No audit by tax authorities of Focus is in process or pending, to the knowledge of Focus, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Focus; and

(vi)
Focus has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Focus arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Focus.

(g)
Reporting Issuer Status.  Focus is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein.  The Focus Units are listed and posted for trading on the TSX and Focus is in material compliance with the rules of the TSX.

(h)
Capitalization.  The authorized capital of Focus consists of an unlimited number of Focus Units and the Special Voting Right.  The authorized capital of Focus consists of an unlimited number of Class A limited partnership units and an unlimited number of Focus Exchangeable LP Units.  As of the date hereof, there were issued and outstanding not more than 70.67 million Focus Units and not more than 9.2 million Focus Exchangeable LP Units.  Other than: (i) not more than 2,018,031 Focus Units issuable pursuant to issued and outstanding grants made under the Focus TURIP; (ii) Focus Units that may be issued pursuant to 330,000 restricted awards and 630,000 performance awards granted under the Focus Unit Award Incentive Plan; (iii) not more than 9.2 million Focus Units issuable upon the exchange of the Focus Exchangeable LP Units; and (iv) Focus Units which may be issued pursuant to the Focus DRIP, (the securities listed in Subsection 4.2(h)(i) through (iv) are collectively the "Focus Securities Instruments"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Focus of any securities of Focus (including Focus Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Focus (including Focus Units).  All outstanding Focus Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Focus Units issuable pursuant to the Focus Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)
Ownership of Subsidiaries.  As of the date hereof, and except with respect to not more than 9.2 million Focus Exchangeable LP Units, Focus is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Focus with good title thereto free and clear of any and all encumbrances.  There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Focus' Subsidiaries of any securities of Focus' Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Focus' Subsidiaries.  All outstanding securities of Focus' Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)
No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Focus Units, the Focus Exchangeable LP Units or any other securities of Focus has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Focus and FET Resources, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)
Material Agreements.  There are no agreements material to the conduct of Focus' affairs or businesses, as applicable, except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Focus is not in material default under any such agreement.

(l)
Filings.  Focus has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  FET Resources will deliver to EnerMark, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Focus with any Governmental Entity subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by Enerplus, as to which Focus and FET Resources make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)
No Material Adverse Change.  Since January 1, 2007, other than as disclosed in the Public Record: (i) Focus has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Focus, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Focus.

(n)
Books and Records.  The records and minute books of Focus and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)
Reports.  As of their respective dates: (i) the Focus Financial Statements and the Profico Financial Statements; (ii) Focus' Annual Information Form dated March 21, 2007 (including all documents incorporated by reference therein); (iii) Focus' information circular and proxy statement dated March 15, 2007 for the annual and special meeting of Focus Unitholders held on May 17, 2007; (iv) all Focus press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007; and (v) all prospectuses or other offering documents used by Focus in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws.  Since January 1, 2007, Focus has not filed any material change reports which continue to be confidential.  The Focus Financial Statements, the Profico Financial Statements and other financial statements of Focus included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP, and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Focus on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Focus on a consolidated basis.  There has been no material change in Focus' accounting policies, except as described in the notes to the Focus Financial Statements, since January 1, 2006.

(p)	Absence of Undisclosed Liabilities. Focus has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Focus Financial Statements (the "Focus Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Focus Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Focus Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Focus.

(q)
Environmental.  Except as disclosed in the Public Record, there have not occurred any material spills, emissions or pollution on any property of Focus, nor has Focus been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Focus.  All operations of Focus have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Focus.  Focus is not subject to nor are Focus or FET Resources aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Focus, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Focus.

(r)
Title.  Although they do not warrant title, neither Focus nor FET Resources has any knowledge or is aware of any defects, failures or impairments in the title of Focus to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Focus, or (iii) the current consolidated cash flow of Focus.

(s)
Licences.  Except as disclosed in the Public Record, Focus has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Focus.

(t)
Compliance with Laws.  Focus has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Focus or on the ability of Focus to consummate the Arrangement.

(u)
Long Term and Derivative Transactions.  Except as disclosed in the Public Record or as disclosed to Enerplus in the Focus Disclosure Letter, Focus has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)
Fairness Opinion.  The Focus Board received a verbal opinion on December 2, 2007 from Scotia Waterous Inc. that the consideration to be received by Focus Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Focus Securityholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Focus Information Circular for inclusion therein (the "Focus Fairness Opinion").

(w)
Employee Benefit Plans.  Focus has made available to Enerplus prior to the date hereof true, complete and correct copies of each employee benefits plan (the "Focus Employee Plans") covering active, former or retired employees of Focus, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Focus Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Focus Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Focus and FET Resources, there are no pending or anticipated material claims against or otherwise involving any of the Focus Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Focus Employee Plan activities) has been brought against or with respect to any Focus Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Focus Employee Plans have been made or provided for, and (vi) Focus has no material obligations for retiree health and life benefits under any Focus Employee Plan.

(x)
Insurance.  Policies of insurance are in force as of the date hereof naming Focus as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Focus operates.  All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)
Indebtedness To and By Officers, Directors and Others.  Focus is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Focus, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Focus.

(z)
No Limitation.  Except as disclosed in writing to Enerplus and EnerMark in the Focus Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Focus is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Focus in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Focus from engaging in this business or from competing with any Person or in any geographic area.

(aa)
Information to Independent Engineers.  Focus and FET Resources have no reason to believe that: (i) the report prepared by Paddock dated January 25, 2007 and effective as at December 31, 2006, evaluating certain of the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of December 31, 2006; (ii) the report prepared by GLJ dated February 6, 2007 and effective as at December 31, 2006, evaluating certain of the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of December 31, 2006; and (iii) the report prepared by Paddock dated November 27, 2007 and effective November 30, 2007, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Focus as of November 30, 2007 (collectively, the "Focus Reserve Reports") and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Focus Information Circular, whether in addition to or as a replacement for the Focus Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Focus and FET Resources have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports.  Focus has provided to GLJ and Paddock, as applicable, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Focus, in each case as at the effective date of such reports and, in particular, all material information respecting Focus' interests in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the dates thereof.

(bb)
No Insider Rights.  No director, officer, insider or other party not at arm's length to Focus has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Focus, other than as a limited partner of Range Royalty Limited Partnership.

(cc)
Debt.  As at December 2, 2007, Focus' debt (being Focus total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations), did not exceed $310 million.

(dd)	No Defaults under Leases and Agreements.

(i)
Focus has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Focus' oil and gas assets to which Focus is a party or by or to which Focus or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Focus.

(ii)	To its knowledge:

(A)	Focus is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Focus.

(ee)
No Encumbrances.  Focus has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Focus Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff)
No Reduction of Interests.  Except as is reflected in the Focus Reserve Reports, none of Focus' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Focus except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Focus.

(gg)
Royalties, Rentals and Taxes Paid.  All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Focus' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Focus.

(hh)	Production Allowables and Production Penalties.

(i)
None of the wells in which Focus holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Focus has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non compliance or changes would not in the aggregate have a Material Adverse Effect on Focus.

(ii)
Focus has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Focus.

(ii)	Operation and Condition of Wells. All wells in which Focus holds an interest:

(i)
for which Focus was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)
for which Focus was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Focus.

(jj)	Operation and Condition of Tangibles. Focus' tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which Focus was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Focus was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Focus was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Focus was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Focus.

(kk)
Outstanding AFEs.  There are no outstanding authorizations for expenditure pertaining to any of Focus' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Focus Financial Statements in excess of $3.0 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Enerplus prior to the date hereof.

(ll)
Brokers and Finders.  Focus has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Focus as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, as publicly disclosed, copies of which engagement agreements have been provided to Enerplus. After the payment of such financial obligations to Focus' financial advisors, Focus will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm)
Employment and Officer Obligations.  Other than the Focus Employment Agreements, FET Resources' existing employee health and benefit plans and the Focus Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Focus.  The obligations of Focus under the Focus Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Focus incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)) shall not exceed the amounts set forth in the Focus Disclosure Letter, which amounts represent Focus' bona fide, good faith estimate of such amounts based on the assumptions contained therein.

(nn)
Confidentiality Agreements.  All agreements entered into by Focus with persons other than Enerplus regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Focus or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Focus has not waived the standstill or other provisions of any of such agreements.

(oo)
Outstanding Acquisitions.  Except as disclosed in writing to Enerplus prior to the date hereof, Focus has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(pp)	Mutual Fund Trust. Focus is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(qq)	Place of Principal Offices. The principal offices of Focus are not located within the United States.

(rr)
Location of Assets and U.S. Sales.  Focus and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss)	Foreign Private Issuer. Focus is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt)
Investment Company and PFIC.  Focus is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Focus was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(uu)
Board Approval.  The Focus Board has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Focus and the Focus Securityholders, and has unanimously determined that the Arrangement is fair to Focus Securityholders and has resolved to unanimously recommend approval of the Arrangement by Focus Securityholders.

(vv)
Disclosure.  To the knowledge of Focus, Focus has not withheld from Enerplus any material information or documents concerning Focus or any of its Subsidiaries or their respective assets or liabilities during the course of Enerplus' review of Focus and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Enerplus by Focus pursuant hereto (including without limitation, any matter disclosed by Focus in the Focus Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, the following definitions shall apply:

(i)
"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)
"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)
"authorized authority" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)	"Personal Information" means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)
Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)
Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)
Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)
Each Party shall promptly notify the Other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to January 22, 2008, the Interim Order shall have been granted in form and substance satisfactory to each of Enerplus and Focus, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Enerplus and Focus, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been passed by the Focus Securityholders, voting together as a single class, on or prior to February 28, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(c)
in the event that dissent rights are given to Focus Securityholders under the terms of the Interim Order, holders of not greater than 5% of the aggregate outstanding Focus Securities shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)	on or prior to February 28, 2008, the Final Order shall have been granted in form and substance satisfactory to Enerplus and Focus, acting reasonably;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Enerplus and Focus, acting reasonably;

(f)	the Arrangement shall have become effective on or prior to February 28, 2008;

(g)	either one or more of the following shall have occurred:

(i)
the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(ii)
the Commissioner of Competition appointed under the Competition Act (the "Commissioner") shall have issued a "no action letter" under Section 123 of the Competition Act satisfactory to each of Enerplus and Focus, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Enerplus and Focus, acting reasonably; or

(iii)	the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(h)
in addition to the approval required by Section 5.1(g), all other required domestic and foreign regulatory, governmental (including, without limitation and to the extent required, approval under the Investment Canada Act) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Enerplus and Focus, each acting reasonably, including, without limitation, conditional approval to the listing of the Enerplus Units issuable or to be made issuable pursuant to the Arrangement on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i)
no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Enerplus or Focus (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Focus or Enerplus, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(j)
the Parties shall be satisfied, acting reasonably, that each of Focus and Enerplus is a "mutual fund trust" within the meaning of the ITA immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Enerplus to cease to be a "mutual fund trust" within the meaning of the ITA, cause the value of the TCP of Enerplus to exceed 7% of the aggregate fair market value of the issued and outstanding Enerplus Units at the Effective Time or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Enerplus or to any direct or indirect Subsidiary trust or partnership of Focus before 2011 or to Focus for any period prior to completion of the Arrangement.

The foregoing conditions are for the mutual benefit of Focus and Enerplus and may be asserted by Focus and Enerplus regardless of the circumstances and may be waived by Focus and Enerplus (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus or Enerplus may have.

5.2	Additional Conditions to Obligations of Enerplus and EnerMark

The obligations of Enerplus and EnerMark to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Focus shall have mailed the Focus Information Circular and other documentation required in connection with the Focus Meeting on or before January 22, 2008;

(b)	Focus shall have furnished Enerplus with:

(i)	certified copies of the resolutions duly passed by the Focus Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Focus Securityholders duly passed at the Focus Meeting, approving the Arrangement Resolution;

(c)
the representations and warranties made by Focus in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Focus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(d)
no Material Adverse Change shall occur in the affairs, operations or business of Focus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Focus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Focus Financial Statements;

(e)
Focus shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Focus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f)
Focus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Focus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Focus shall have provided to Enerplus a certificate of two senior officers certifying compliance with such covenants; provided that Focus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(g)
Enerplus and EnerMark shall have: (i) received resignations from the directors and officers of FET Resources, which resignations shall be effective immediately following the Effective Time; and (ii) provided the cash Focus Change of Control Payments described in Section 2.4(d)(ii) have been made as contemplated therein, received releases executed by the directors and officers of FET Resources, which releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Focus Employment Agreements;

(h)
each of the current officers of FET Resources shall have entered into consulting agreements with EnerMark on terms satisfactory to EnerMark, acting reasonably, under which such officers of FET Resources shall provide transitional services to EnerMark on a consulting basis until March 31, 2008;

(i)	the aggregate cost amount of assets held directly by Focus, for the purpose of the ITA, shall not be less than $1.1 billion; and

(j)
as at December 2, 2007, Focus' Debt did not exceed $310 million.  "Focus' Debt" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding hedging obligations.

The conditions in this Section 5.2 are for the exclusive benefit of Enerplus and EnerMark and may be asserted by Enerplus and EnerMark regardless of the circumstances or may be waived by Enerplus and EnerMark in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Enerplus and EnerMark may have.

5.3	Additional Conditions to Obligations of Focus and FET Resources

The obligations of Focus and FET Resources to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Enerplus shall have furnished Focus with certified copies of the resolutions duly passed by the Enerplus Board approving this Agreement and the consummation of the transactions contemplated hereby;

(b)
the representations and warranties made by Enerplus in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Enerplus shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008);

(c)
no Material Adverse Change shall occur in the affairs, operations or business of Enerplus from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Enerplus shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Enerplus Financial Statements;

(d)
Enerplus shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Enerplus or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e)
Enerplus shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Enerplus or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Enerplus shall have provided to Focus a certificate of two senior officers certifying compliance with such covenants; provided that Enerplus shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Focus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); and

(f)
the Arrangement shall be completed in a manner which will result in a tax-deferred exchange of Focus Units for Enerplus Units for Canadian and United States income tax purposes, other than for those Focus Unitholders who validly exercise rights of dissent in relation to the Arrangement and those Focus Unitholders who elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Arrangement carried out on a taxable basis for Canadian federal income tax purposes.

The conditions in this Section 5.3 are for the exclusive benefit of Focus and FET Resources and may be asserted by Focus and FET Resources regardless of the circumstances or may be waived by Focus and FET Resources in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Focus and FET Resources may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)
Each of Enerplus and Focus shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 8.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Enerplus Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)
the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(q) and Section 4.2(uu) in a manner adverse to Enerplus or shall have resolved to do so prior to the Effective Date;

(b)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders and/or the Focus Exchangeable LP Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)	Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)
Focus is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); or

(e)
Focus is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Arrangement, and Focus fails to cure such breach within five Business Days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008),

(each of the above being an "Enerplus Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, Focus shall pay to Enerplus $48 million as liquidated damages in immediately available funds to an account designated by Enerplus within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Focus shall be deemed to hold such funds in trust for Enerplus.  Focus shall only be obligated to pay a maximum of $48 million pursuant to this Section 6.1.  In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Arrangement and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Focus shall pay to Enerplus $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Arrangement.

6.2	Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Enerplus and EnerMark will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties.  Each of Focus and FET Resources irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Enerplus and EnerMark provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by Focus and/or FET Resources.  Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Focus Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Focus Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Focus Unitholders or result in Focus Unitholders receiving Enerplus Units on a non-tax deferred basis for Canadian or United States income tax purposes (other than pursuant to an election which may be made by Focus Unitholders with respect to Canadian federal income tax treatment) without approval by the Focus Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

(a)
The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Focus Meeting, approved by the Court; and (iii) communicated to Focus Securityholders if and as required by the Court.

(b)
Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Focus Meeting, which is proposed and accepted by the holders of Focus Securities voting at the Focus Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Focus Meeting shall be effective only if it is consented to by each of the Parties.

7.3	Alternative Transaction

Notwithstanding anything else in this Agreement but subject to Section 3.3(f), if the Parties are unable to implement the transactions contemplated in this Agreement by way of plan of arrangement, the Parties shall cooperate to implement such transactions by way of a merger whereby Enerplus would effectively acquire all or substantially all of the assets of Focus within approximately the same time periods and on economic terms (including trust unit exchange ratio and tax treatment that allows Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes and that, to the extent practicable, allows Focus Unitholders to elect to exchange their Focus Units for Enerplus Units on a taxable basis for Canadian federal income tax purposes) having consequences to the Focus Unitholders and the Enerplus Unitholders that are economically equivalent to those contemplated by this Agreement (an "Alternative Transaction").  If necessary, the Parties agree to use their reasonable commercial efforts to execute and deliver an agreement to give effect to an Alternative Transaction, to otherwise fulfill their respective covenants contained in this Agreement in respect of the Alternative Transaction and to prepare the Focus Information Circular within the time frames contemplated in this Agreement with respect to the Arrangement.

ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Enerplus, EnerMark, Focus and FET Resources;

(b)	as provided in Section 5.4(b);

(c)	by Enerplus and EnerMark upon the occurrence of an Enerplus Damages Event as provided in Section 6.1; or

(d)
by Focus and FET Resources upon the occurrence of an Enerplus Damages Event as provided in Section 6.1(c) (carried out in accordance with Section 3.4(b)(vii) and provided Focus has complied with its obligations set forth in Section 3.4(c)) and the payment by Focus to Enerplus of the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 6 and Section 4.3 and each Party's obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Enerplus or EnerMark, to:

Enerplus Resources Fund
c/o EnerMark Inc.
Suite 3000, 333 -7th Avenue S.W.
Calgary, AB   T2P 2Z1

Attention:                       Gordon J. Kerr
Facsimile:                       (403) 298-2211

with a copy to:

Blake, Cassels & Graydon LLP
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, AB   T2P 4J8

Attention:                       Brock Gibson
Facsimile:                       (403) 260-9700

(b)	in the case of Focus or FET Resources, to:

Focus Energy Trust
c/o FET Resources Ltd.
3300, 205 - 5th Avenue S.W.
Calgary, AB   T2P 2V7

Attention:                       Derek W. Evans
Facsimile:                       (403) 781-8408

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, AB   T2P 3N9

Attention:                       Grant A. Zawalsky
Facsimile:                       (403) 260-0332

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing.  The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby.  Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4	Costs

Except as contemplated herein (including Section 6.1 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed.  Enerplus and Focus shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time shall be of the essence of this Agreement.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Third Party Beneficiaries

The provisions of Sections 3.3(d) and 10.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Enerplus and its Subsidiaries and Focus and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and EnerMark shall hold the rights and benefits of Sections 3.3(d) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and EnerMark hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11	Obligations

(a)
The Parties acknowledge that, with respect to Enerplus being a party to this Agreement, EnerMark is entering into this Agreement solely on behalf of Enerplus and the obligations of Enerplus hereunder shall not be personally binding upon the Enerplus Trustee, EnerMark or any of the Enerplus Unitholders and that any recourse against Enerplus or any Enerplus Unitholder in any manner in respect of any indebtedness, obligation or liability of Enerplus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Enerplus Trust Indenture.

(b)
The Parties acknowledge that, with respect to Focus being a party to this Agreement, FET Resources is entering into this Agreement solely on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon the Focus Trustee, FET Resources or any of the Focus Unitholders and that any recourse against Focus or any Focus Unitholder in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Focus Trust Indenture.

10.12	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENERPLUS RESOURCES FUND, By EnerMark Inc. Per: "Gordon J. Kerr" Gordon J. Kerr President & Chief Executive Officer Per: "Ian C. Dundas" Ian C. Dundas Senior Vice President, Business Development
FOCUS ENERGY TRUST,
By FET Resources Ltd.
Per:        "Derek W. Evans"
Derek W. Evans
President and Chief Executive Officer

Per:        "William D. Ostlund"
William D. Ostlund
Senior Vice-President and
Chief Financial Officer

ENERMARK INC. Per: "Gordon J. Kerr" Gordon J. Kerr President & Chief Executive Officer Per: "Ian C. Dundas" Ian C. Dundas Senior Vice President, Business Development	FET RESOURCES LTD. Per: "Derek W. Evans" Derek W. Evans President and Chief Executive Officer Per: "William D. Ostlund" William D. Ostlund Senior Vice-President and Chief Financial Officer

EXHIBIT A

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	"AmalgamationCo" means the corporation formed upon the amalgamation of FET ExchangeCo and FET Management pursuant to this Arrangement;

(c)	"AmalgamationCo Common Shares" means the common shares of AmalgamationCo;

(d)	"AmalgamationCo Notes" means interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

(e)
“AmalgamationCo Notes Contribution Agreement” means the contribution agreement between Enerplus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Enerplus to Enerplus Finance LP of the AmalgamationCo Notes in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Enerplus;

(f)
"AmalgamationCo Shares Contribution Agreement" means the contribution agreement between Focus and Enerplus Finance LP to be dated the Effective Date effecting the contribution by Focus to Enerplus Finance LP of the AmalgamationCo Common Shares in consideration of Enerplus Finance LP issuing Enerplus Finance LP Units to Focus;

(g)	"AmalgamationCo Unit Notes" means non-interest bearing, unsecured, subordinated promissory notes of AmalgamationCo;

(h)
"Arrangement Agreement" means the arrangement agreement dated effective December 2, 2007 among Enerplus, EnerMark, Focus and FET Resources with respect to the Arrangement and all amendments thereto and restatements thereof;

(i)	"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Focus Meeting;

(j)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(k)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(l)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(m)	"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(n)	"Court" means the Court of Queen's Bench of Alberta;

(o)	"Depositary" means CIBC Mellon Trust Company or such other nationally recognized trust company as may be designated by Enerplus and Focus;

(p)
"Dissenting Securityholders" means registered holders of Focus Securities who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(q)	"Effective Date" means the date the Arrangement is effective under the ABCA;

(r)	"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

(s)	"Election Deadline" means 4:30 p.m. (Calgary time) on the second Business Day immediately prior to the date of the Focus Meeting or, if the Focus Meeting is adjourned, the adjourned meeting;

(t)	"EnerMark" means EnerMark Inc., a corporation amalgamated under the ABCA;

(u)
"Enerplus" means Enerplus Resources Fund, a trust organized under the laws of the Province of Alberta and governed by the amended and restated trust indenture dated November 8, 2007 among EnerMark, Enerplus Resources Corporation and CIBC Mellon Trust Company, as amended or supplemented from time to time;

(v)	"Enerplus Arrangement Parties" means Enerplus, EnerMark and Enerplus Finance LP;

(w)
"Enerplus Fair Market Value" means the weighted average trading price of an Enerplus Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Enerplus Units are not then listed on the Toronto Stock Exchange, or if in the opinion of the board of directors of EnerMark, acting reasonably and in good faith, the public distribution or trading activity in Enerplus Units for that period does not result in a weighted average trading price which reflects the fair market value of the Enerplus Units, then the Enerplus Fair Market Value shall be determined by the board of directors of EnerMark, in good faith and in its sole discretion, acting reasonably;

(x)	"Enerplus Finance LP" means Enerplus Finance Limited Partnership, a limited partnership organized pursuant to the laws of Alberta;

(y)	"Enerplus Finance LP Units" means the limited partnership units of Enerplus Finance LP;

(z)
"Enerplus Special Voting Right" means the special voting right to be issued by Enerplus to the Voting and Exchange Trustee entitling the holder thereof to vote, consent to, or otherwise act at a meeting or in respect of a resolution of Enerplus Unitholders, and representing the number of votes that the Focus Exchangeable LP Unitholders would be entitled to had the Focus Exchangeable LP Unitholders exchanged all of the Focus Exchangeable LP Units then held by such holders for Enerplus Units immediately prior to the record date set for such meeting or at such other time as may be determined by applicable law for determining Enerplus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

(aa)	"Enerplus Units" means trust units of Enerplus;

(bb)	"FET ExchangeCo" means FET ExchangeCo Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

(cc)	"FET Management" means FET Management Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Focus;

(dd)	"FET Resources" means FET Resources Ltd., a corporation amalgamated under the ABCA which is an indirect wholly-owned subsidiary of Focus;

(ee)
"Filed Letter of Transmittal" means a duly completed Letter of Transmittal deposited (with such Focus Unitholder's certificate(s) representing the Focus Unitholder's Focus Units) with the Depository on or before the Election Deadline;

(ff)
"Final Order" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Focus Securityholders, the Enerplus Arrangement Parties and the Focus Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg)	"Focus" means Focus Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Focus Trust Indenture;

(hh)	"Focus Arrangement Parties" means Focus, FET Management, FET Resources, FET ExchangeCo, AmalgamationCo, Focus CT and Focus LP;

(ii)
"Focus Asset Contribution" means the contribution by Focus of all of its directly owned interest in Focus LP, Focus CT and the Focus CT Notes to AmalgamationCo in consideration of AmalgamationCo issuing AmalgamationCo Common Shares and AmalgamationCo Notes to Focus in accordance with the Focus Asset Contribution Agreement;

(jj)	"Focus Asset Contribution Agreement" means the contribution agreement between Focus and AmalgamationCo to be dated the Effective Date effecting the Focus Asset Contribution;

(kk)	"Focus Assets" means all of the assets of Focus;

(ll)	"Focus Assumed Liabilities" means all of the liabilities and obligations of Focus;

(mm)	"Focus CT" means Focus Commercial Trust, an unincorporated trust organized pursuant to the laws of Alberta and a wholly-owned subsidiary of Focus;

(nn)	"Focus CT Notes" means the non-interest bearing, unsecured, subordinated promissory notes of Focus CT held by Focus which have an aggregate principal amount of $664 million;

(oo)	"Focus Exchangeable LP Unitholders" means the holders from time to time of Focus Exchangeable LP Units;

(pp)	"Focus Exchangeable LP Units" means the Class B limited partnership units of Focus LP;

(qq)	"Focus LP" means Focus Limited Partnership, a limited partnership formed pursuant to the laws of Alberta;

(rr)	"Focus LP Limited Partnership Agreement" means the limited partnership agreement dated June 21, 2006 of Focus LP, as such may be amended, supplemented or restated from time to time;

(ss)	"Focus LP Unit Support Agreement" means the support agreement dated June 27, 2006 among Focus, Focus LP and FET Management, as such may be amended, supplemented or restated from time to time;

(tt)
"Focus LP Unit Support Agreement Supplement" means a supplemental agreement to the Focus LP Unit Support Agreement, or an amendment and restatement of such agreement, to be dated the Effective Date between Enerplus (and any other applicable Enerplus Arrangement Parties), AmalgamationCo and the parties to the Focus LP Unit Support Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units;

(uu)
Focus LP Voting and Exchange Agreement" means the voting and exchange trust agreement dated June 27, 2006 among Focus, Focus LP and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

(vv)
"Focus LP Voting and Exchange Agreement Supplement" means a supplemental agreement to the Focus LP Voting and Exchange Agreement, or an amendment and restatement of such agreement, to be dated the Effective Date between Enerplus (and any other applicable Enerplus Arrangement Parties) and the parties to the Focus LP Voting and Exchange Agreement, as may be necessary or desirable to provide for the assumption by Enerplus of the covenants and obligations of Focus therein with respect to the Enerplus Units;

(ww)	"Focus Meeting" means the special meeting of Focus Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(xx)
"Focus Sale Agreement" means the sale agreement between Focus and Enerplus to be dated the Effective Date effecting the sale, transfer, conveyance, assignment and delivery to Enerplus by Focus of all of the Focus Assets and the assumption by Enerplus of all the Focus Assumed Liabilities in consideration of the number of Enerplus Units determined in accordance with this Arrangement;

(yy)	"Focus Securities" means, collectively, the Focus Units and the Focus Exchangeable LP Units;

(zz)	"Focus Securityholders" means the holders from time to time of Focus Securities;

(aaa)
"Focus Special Voting Right" means the special voting right of Focus entitling the Voting and Exchange Trustee to vote, consent to, or otherwise act at a meeting of Focus Unitholders and representing that number of voting rights (each such voting right equal to the voting rights attached to one Focus Unit) equal to the number of outstanding Focus Exchangeable LP Units outstanding immediately prior to the record date set for such meeting or at such other time as may be determined by applicable law for determining Focus Unitholders entitled to so vote, consent or otherwise act at such a meeting or in respect of such a resolution;

(bbb)
"Focus Trust Indenture" means the trust indenture dated as of July 15, 2002 among 1198329 Alberta Ltd., the settlor and Valiant Trust Company, as such may be amended, supplemented or restated from time to time;

(ccc)	“Focus TURIP” means the Trust Unit Rights Incentive Plan of Focus effective as of August 23, 2002 and amended as of May 17, 2007;

(ddd)	"Focus Unitholders" means the holders from time to time of Focus Units;

(eee)	"Focus Units" means the trust units of Focus;

(fff)
"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ggg)
"Letter of Transmittal" means the letter of transmittal and election form accompanying the information circular sent to the Focus Unitholders, pursuant to which such holders are required to deliver certificates representing Focus Units in order to receive the consideration payable to them pursuant to the Arrangement and to make certain elections regarding the identity of the Focus Arrangement Party which will acquire their Focus Units pursuant to the Arrangement;

(hhh)	"Registrar" means the Registrar appointed under Section 263 of the ABCA; and

(iii)
"Voting and Exchange Trustee" means Valiant Trust Company in its capacity as trustee under the Focus LP Voting and Exchange Agreement and any successor trustee appointed pursuant to the provisions thereof.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Focus Securityholders; (ii) the Enerplus Arrangement Parties; and (iii) the Focus Arrangement Parties.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.  If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Focus Trust Indenture and Other Constating Documents

(a)	the Focus Trust Indenture and other constating documents of Focus shall be amended:

(i)	to provide for the redemption of all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units to be held by Enerplus);

(ii)	to cause the Focus Securities held by Dissenting Securityholders to be transferred to Focus, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii)	otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(b)
the Focus Securities held by Dissenting Securityholders shall be deemed to have been transferred to Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units, (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Focus Securityholders other than the right to be paid the fair value of their Focus Securities in accordance with Article 4;

Amalgamation of FET ExchangeCo and FET Management

(c)	FET ExchangeCo and FET Management shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i )	the articles of Amalgamation shall be the same as the articles of FET Management and the name of AmalgamationCo shall be "FET Management Ltd.";

(ii)	the shares of FET ExchangeCo shall be cancelled without any repayment of capital;

(iii)	the stated capital of FET ExchangeCo shall be added to the stated capital of the shares of FET Management;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)
the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by-laws of FET Management;

(xi)	the first directors of AmalgamationCo shall be Robert J. Waters, Ian C. Dundas and David A. McCoy;

(xii)	the first officers of AmalgamationCo shall be as follows:

Name of Officer	Office Held
Gordon J. Kerr	President & Chief Executive Officer
Garry A. Tanner	Executive Vice President & Chief Operating Officer
Robert J. Waters	Senior Vice President & Chief Financial Officer
Ian C. Dundas	Senior Vice President, Business Development
David A. McCoy	Vice President, General Counsel & Corporate Secretary
Larry P. Hammond	Vice President, Operations
Daniel M. Stevens	Vice President, Development Services
Rodney D. Gray	Vice President, Finance
Jo-Anne M. Caza	Vice President, Investor Relations
Eric G. Le Dain	Vice President, Marketing
Jennifer F. Koury	Vice President, Corporate Services
Lyonel G. Kawa	Vice President, Information Services
Raymond J. Daniels	Vice President, Oil Sands
Wayne G. Ford	Controller, Operations
Jodine J. Jenson Labrie	Controller, Finance

(xiii)	the registered office of AmalgamationCo shall be 3000, 333 – 7th Avenue SW, Calgary, Alberta, T2P 2Z1;

AmalgamationCo Exchange with Focus Unitholders

(d)
Enerplus shall issue to AmalgamationCo that number of Enerplus Units to be exchanged by AmalgamationCo pursuant to the next subsection of this Plan of Arrangement in exchange for the issuance to Enerplus by AmalgamationCo of that principal amount of AmalgamationCo Unit Notes equal to the product of: (i) that number of Enerplus Units, in aggregate, to be transferred by AmalgamationCo to Focus Unitholders pursuant to the next subsection of this Plan of Arrangement multiplied by; (ii) the Enerplus Fair Market Value;

(e)
subject to Section 3.3, the Focus Units held by each Focus Unitholder who so elects in a Filed Letter of Transmittal with respect to such Focus Units shall be transferred to, and acquired by, AmalgamationCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Enerplus Units to the Focus Unitholder by AmalgamationCo on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of this Plan of Arrangement;

Focus Asset Contribution

(f)
pursuant to the Focus Asset Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to AmalgamationCo and AmalgamationCo shall purchase and accept from Focus, all of the directly owned interests of Focus in Focus LP, Focus CT and the Focus CT Notes and AmalgamationCo shall issue to Focus (i) AmalgamationCo Notes with a principal amount equal to the sum of (A) the amount which was the aggregate adjusted cost base of Focus, determined pursuant to the provisions of the Income Tax Act (Canada) and immediately prior to the Focus Asset Contribution, in the assets acquired by AmalgamationCo pursuant to the Focus Asset Contribution Agreement and (B) two times the aggregate amount of distributions which became payable to Focus Unitholders during 2008 and prior to the Effective Date; and (ii) one AmalgamationCo Common Share;

AmalgamationCo Share Contribution

(g)
pursuant to the AmalgamationCo Share Contribution Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Focus the AmalgamationCo Common Shares and Enerplus Finance LP shall issue to Focus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the aggregate fair market value of the AmalgamationCo Common Shares;

Focus Qualifying Exchange with Enerplus

(h)	Enerplus shall subscribe for two (2.0) Focus Units in consideration of one (1.0) Enerplus Unit;

(i)
pursuant to the Focus Sale Agreement, Focus shall sell, transfer, convey, assign and deliver to Enerplus and Enerplus shall purchase and accept from Focus, all of the Focus Assets (other than one (1.0) Enerplus Unit) and Enerplus shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Focus Assumed Liabilities in accordance with their terms; and (ii) issue to Focus an aggregate number of Enerplus Units equal to: (A) 0.425 multiplied by the number of Focus Units outstanding (less two (2.0) Focus Units); plus (B) that number of Enerplus Units required to be delivered to Focus Unitholders for rounding in accordance with this Plan of Arrangement;

(j)
in connection with the assumption of the Focus Assumed Liabilities by Enerplus, Enerplus shall assume all the covenants and obligations of Focus under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement in respect of the Focus Exchangeable LP Units such that the obligations under such agreements will be valid and binding obligations of Enerplus entitling the holders of Focus Exchangeable LP Units, as against Enerplus and in respect of the Enerplus Units, to all the rights of the holders of Focus Exchangeable LP Units under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, including that following completion of the Arrangement, each Focus LP Unit shall be exchangeable, for no additional consideration, into 0.425 of an Enerplus Unit; and in connection with the foregoing, the applicable Enerplus Arrangement Parties and Focus Arrangement Parties shall enter into the Focus LP Unit Support Agreement Supplement and the Focus LP Voting and Exchange Agreement Supplement, and the general partner of Focus LP shall make such amendments to the Focus LP Agreement as may be necessary or desirable to evidence the assumption by Enerplus of the obligations under the Focus LP Support Agreement and the Focus LP Voting and Exchange Agreement, all in accordance with the applicable requirements of such agreements and otherwise comply with any additional requirements of the such agreements relating thereto;

(k)
Focus shall redeem all of the issued and outstanding Focus Units (other than the two (2.0) Focus Units held by Enerplus) in exchange for all but one (1.0) of the Enerplus Units held by Focus and, upon such redemption the Enerplus Units shall be distributed by Focus to the Focus Unitholders on the basis of 0.425 of an Enerplus Unit for each one (1.0) Focus Unit held, subject to the rounding provisions of this Plan of Arrangement;

Additional Matters Relating to Focus Exchangeable LP Units

(l)	Enerplus shall issue the Enerplus Special Voting Right to the Voting and Exchange Trustee and Focus shall redeem the Focus Special Voting Right;

Cancellation of AmalgamationCo Unit Notes and Enerplus Units held by AmalgamationCo

(m)	all of the Enerplus Units held by AmalgamationCo shall be cancelled in consideration of the cancellation of the AmalgamationCo Unit Notes held by Enerplus;

AmalgamationCo Notes Contribution

(n)
pursuant to the AmalgamationCo Notes Contribution Agreement Enerplus shall sell, transfer, convey, assign and deliver to Enerplus Finance LP and Enerplus Finance LP shall purchase and accept from Enerplus the AmalgamationCo Notes and Enerplus Finance LP shall issue to Enerplus that number of Enerplus Finance LP Units that have an aggregate fair market value equal to the principal amount of the AmalgamationCo Notes; and

Amendment of the Focus TURIP

(o)	the Focus TURIP shall be amended such that:

(i)	all references to "Focus Energy Trust" shall be amended to "Enerplus Resources Fund";

(ii)	all references to "FET Resources Ltd. " shall be amended to "EnerMark Inc."; and

(iii)
from and after the Effective Time each Right (as defined in the Focus TURIP) shall only represent the right to acquire 0.425 of an Enerplus Unit at the Exercise Price (as defined in the Focus TURIP) in effect on the date of exercise.

3.2 The Enerplus Arrangement Parties and Focus Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3 With respect to the election required to be made by a former holder of Focus Units pursuant to Section 3.1(d):

(a)
each of such holders of Focus Units shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Focus Units; and

(b)
any Focus Unitholder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal or to elect to exchange Focus Units as contemplated by Section 3.1(d), shall be deemed to have elected not to receive the consideration to be received under Section 3.1(d).

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Focus Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Focus Securities and shall only be entitled to be paid the fair value of the holder's Focus Securities by Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units.  A Dissenting Securityholder who is entitled to be paid the fair value of the holder's Focus Securities shall be deemed to have transferred the holder's Focus Securities to Focus, in the case of the Focus Units, or Focus LP, in the case of the Focus Exchangeable LP Units for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Focus Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Focus Securities notwithstanding the provisions of the Interim Order or Section 191 of the ABCA.  The fair value of the Focus Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Focus Securities at the Focus Meeting; but in no event shall Enerplus or Focus be required to recognize such Dissenting Securityholder as a securityholder of Enerplus or Focus or Focus LP or their successors after the Effective Time and the name of such holder shall be removed from the applicable register of Focus Securityholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Focus Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Focus Units held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Focus Units represented by such certificates.

5.2 Enerplus and Focus shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Focus Units of a duly executed and completed Letter of Transmittal and the certificates representing such Focus Units, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Enerplus Units to be delivered to such holders under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Focus Units that were exchanged pursuant to Section 3.1, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Enerplus and Focus and their respective transfer agents, which bond is in form and substance satisfactory to each of the Enerplus and Focus and their respective transfer agents, or shall otherwise indemnify Enerplus and Focus and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Enerplus Units allotted and issued to former holders of Focus Units pursuant to this Plan of Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Focus Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Focus Units to receive Enerplus Units and, as applicable, cash.  In such case, such Enerplus Units shall be returned to Enerplus for cancellation and any distributions in respect of Enerplus Units shall be returned to Enerplus.

5.6 No certificates representing fractional Enerplus Units shall be issued under this Plan of Arrangement.  In lieu of any fractional Enerplus Unit, each registered holder of Focus Units otherwise entitled to a fractional interest in Enerplus Units, shall receive the nearest whole number of Enerplus Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 Enerplus, Focus, EnerMark and FET Resources may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

6.2 Any amendment to this Plan of Arrangement may be made following the Effective Time by Enerplus, Focus, EnerMark and FET Resources, provided that it is not adverse to the financial or economic interests of any former holder of Focus Units or any holder of Focus Exchangeable LP Units.